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                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          WESTERN DISTRICT OF MISSOURI
                                WESTERN DIVISION

KANSAS CITY POWER & LIGHT          )
COMPANY,                           )
                                   )
         Plaintiff/                )
         Counterclaim Defendant,   )
                                   )
                  v.               )        Civil Action No. 96-552-CV-W-5
                                   )
WESTERN RESOURCES, INC. and        )
ROBERT L. RIVES,                   )
                                   )
                                   )
         Defendants/               )
         Counterclaim Plaintiffs.  )

                                 COUNTERCLAIM OF
                   WESTERN RESOURCES, INC. AND ROBERT L. RIVES

     Counterclaim Plaintiffs Western Resources, Inc. ("Western Resources") and Robert L. Rives ("Rives"), by their attorneys, and for their Counterclaims for Declaratory Judgment and Injunctive Relief, allege as follows:

                           NATURE OF THE COUNTERCLAIM

     1. This counterclaim is for a declaratory judgment and injunction to enjoin Counterclaim Defendant Kansas City Power & Light Company ("KCPL") and its directors from continuing to violate Missouri General and Business Corporation Law ("Missouri BCL") and from breaching fiduciary duties owned to KCLP shareholders.

     2. On the eve of a rejection by KCPL shareholders of a proposed merger with UtiliCorp United Inc. ("UtiliCorp") (the "Merger"), KCLP "restructured" the transaction, canceled the vote on the original transaction, and announced that it plans to consummate the new


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transaction - which it concedes is the same merger in another form - without the two-thirds vote of all outstanding KCPL shares required by Missouri law.

     3. KCPL claims to be able to accomplish the new transaction by issuing authorized shares to UtiliCorp, creating a new wholly-owned subsidiary, and merging that subsidiary first with UtiliCorp and then with KCPL. KCPL contends that this transaction does not require a "merger vote" under Missouri law but rather only a plurality vote of shareholders mandated by the New York Stock Exchange to approve the issuance of shares to UtiliCorp shareholders. Thus, KCPL purports to accomplish its merger with only minority support of shareholders rather than the two-thirds vote of all outstanding shares contemplated by ss.
351.425 of the Missouri BCL. In the process, KCPL's plan will frustrate the acquisition efforts of Western Resources, a competing bidder for KCPL, and the legitimate voting expectations of KCPL shareholders such as Rives.

                                   THE PARTIES

     4. Counterclaim Plaintiff Western Resources is a Kansas corporation with its principal place of business in Topeka, Kansas. Western Resources is a public utility principally engaged in the generation, transmission, distribution and sale of electricity in Kansas and the transmission, distribution and sale of natural gas in Kansas and Oklahoma.

     5. Counterclaim Plaintiff Rives is a record and beneficial owner of shares of common stock of KCPL and a citizen of Kansas.

     6. Counterclaim Defendant KCPL is a Missouri corporation with its principal place of business in Kansas City, Missouri. KCPL is a public utility engaged in the generation, transmission, distribution and sale of electricity in western Missouri and eastern Kansas.


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     7. Pursuant to 28 U.S.C. ss. 1367 and Rule 13 of the Federal Rules of Civil
Procedure, this Court has supplemental jurisdiction over Western Resources and Rives' counterclaims because they form part of the same case or controversy.

                           FACTS COMMON TO ALL COUNTS

                    The Competing Offers to KCPL Shareholders

     8. On January 19, 1996, KCPL and UtiliCorp announced that they had entered into an Agreement and Plan of Merger (the "Original Merger Agreement") pursuant to which the shareholders of KCPL would receive one share of stock in a new company for each of their KCPL shares, while UtiliCorp's shareholders would receive 1.096 new shares for every UtiliCorp share. KCPL entered into the Original Merger Agreement despite the fact that KCPL was aware of Western Resources' continuing interest in pursuing a combination with KCPL.

     9. Consummation of the Original Merger Agreement was conditioned on, among other things, the approval of KCPL's shareholders. KCPL recognized - indeed, it informed its shareholders - that applicable Missouri law required two-thirds of KCPL's outstanding shares to approve a merger.

                 KCPL Schedules a Shareholder Vote on the Merger

     10. On April 4, 1996, KCPL sent notice to its shareholders of record as of April 3, 1996 that a vote on the proposed KCPL/UtiliCorp merger would be held at KCPL's annual shareholder meeting (the "Annual Meeting"), and it scheduled that meeting for 10:00 a.m. on May 22, 1996 at the Nelson-Atkins Museum in Kansas City in compliance with KCPL's amended by-laws.


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     11. KCPL's "Notice of Annual Meeting" expressly provided that shareholders would have the opportunity to vote on the proposed merger at that time and place and that "Holders of KCPL Common stock are entitled to dissenters' rights...."

     12. On April 14, 1996, after undertaking a further detailed review of the benefits from a combination of Western and KCPL, Western proposed a merger to KCPL. Pursuant to this proposal, Western Resources would acquire all of the outstanding shares of KCPL common stock in return for $28 worth of Western Resources common stock for each KCPL share. The exchange ratio was subject to a collar so that KCPL shareholders would receive no less than .833 and no more than .985 shares of Western Resources common stock for each share of KCPL common stock. (The bottom of the collar was subsequently raised by Western Resources from .833 to .91 on May 6, 1996.)

     13. On April 22, 1996, KCPL rejected the Western Resources proposal and refused even to meet with Western Resources' representatives to discuss the offer. Later on that date, Western Resources subsequently announced its intention to take its offer directly to KCPL's shareholders by commencing an exchange offer for KCPL's shares and soliciting proxies against the Merger.

     14. In response, KCPL, upon information and belief, spent millions of dollars on advertising and soliciting proxies in an effort to persuade its shareholders to support the Merger.

     15. The manner in which KCPL and UtiliCorp conducted the proxy campaign demonstrated a determination to obtain approval for the merger virtually at all costs and by whatever means possible. KCPL's representatives publicly stated that even if the shareholders failed to approve the Merger, KCPL would not consider a merger with Western Resources.


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KCPL's and UtiliCorp's methods exceeded the bounds of a normal hard-fought proxy contest and included disseminating false and misleading statements in an attempt to persuade KCPL's shareholders to vote for the Merger.

     16. For example, KCPL did not disclose the actual compensation that could be provided to Mr. Drue Jennings, President, Chairman and Chief Executive Officer of KCPL, if the Merger was consummated. Although the KCPL/UtiliCorp Joint Proxy Statement summarized in the abstract terms and conditions of proposed employment and severance agreements between Mr. Jennings and the new post-Merger company, the proxy materials failed to disclose the actual dollar amounts that Mr. Jennings could be paid and the fact that Mr. Jennings could resign his employment for any reason after three years and still receive a full three years worth of severance benefits totaling over $3 million.

     17. Thus, a May 10, 1996 Wichita Business Journal report titled "Question of Motivation: Jennings' Payout at Issue in Merger," claimed that, based upon past salary, bonus and benefit levels for Mr. Jennings and his UtiliCorp counterpart (Richard Green), Mr. Jennings could leave the newly-merged company relatively soon after the Merger and "could receive more than $6 million, by some estimates." That report, which used KCPL's and UtiliCorp's public filings for its calculations and assumptions, stated that "[i]f the range [of Mr. Jennings' salary] is anywhere near what Green made last year, Jennings could be looking at a $6 million reason to leave the new company within a few years of a completed KCPL/UtiliCorp merger."

     18. Rives, along with thousands of other KCPL shareholders, voted his shares against the UtiliCorp/KCPL merger with the expectation that his vote
- -along with the millions of votes cast by other KCPL shareholders - would be counted. It became clear that the Merger was in

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jeopardy of not receiving the necessary vote under the Missouri BCL. For example, in a May 20, 1996 headline, The Wall Street Journal reported that "UtiliCorp Merger Could be on the Rocks," and "Western Resource's Bid for Kansas City Power is Gaining Supporters." The Journal article quoted investors and influential financial analysts who recommended KCPL shareholders vote against the Merger.

     19. On May 15, 1996, the widely-respected Institutional Shareholder Service ("ISS") recommended that investors vote against the Merger due to "the economic value of the two offers." Observing that "Western has a proven track record of successfully working through utility mergers in a way that creates value for shareholders and savings for customers," the ISS stated that "[u]nder a Western offer, shareholders would receive a higher premium for their shares and an implied dividend increase ranging from 20 percent to 30 percent, and they would retain an interest in a combined company with a stronger balance sheet and better access to capital markets."

                  KCPL and UtiliCorp Respond to Imminent Defeat

     20. Representatives of KCPL have conceded publicly that KCPL knew that it would not obtain the required two-thirds approval for the Merger if the shareholder vote had been permitted to proceed as scheduled on May 22, 1996. As a result, on May 20, 1996, in order to avoid a negative vote, the KCPL board of directors unilaterally postponed the shareholder vote on the Merger.

     21. KCPL and UtiliCorp then disclosed a plan intended to achieve precisely the same objective as the Original Merger Agreement - the merger of KCPL and UtiliCorp - while contending that the two-thirds voting requirements in ss.
351.425 of the Missouri BCL was


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inapplicable (the "Revised Merger Agreement"). The Revised Merger Agreement
provides for KCPL to issue to UtiliCorp shareholders KCPL shares that were authorized at the 1992 KCPL annual meeting (pursuant to a proxy statement which made no reference to the dilution or elimination of voting rights or the possible future use of authorized shares to accomplish a merger and circumvent the two-third shareholder vote under Missouri law.) KCPL will then create a new wholly-owned subsidiary which will then merge with UtiliCorp and, almost instantaneously, KCPL will merge with the subsidiary in a short-form merger.

     22. KCPL has stated in press releases that despite the change in form, the transaction remains intended to achieve a merger of UtiliCorp and KCPL and, other than modification of the exchange ratio (one-to-one instead of one-to-1.096), the other substantive terms of the merger remain the same.

     23. KCPL contends that the only vote that the newly-structured transaction is subject to is the New York Stock Exchange requirement of a plurality vote (50% of those shares voting at the meeting - perhaps as little as 25% of the total outstanding shares plus one) approving the issuance of KCPL shares.

     24. KCPL's intention to merge with only a plurality vote, besides evading Missouri law, will deprive KCPL shareholders of the legitimate and expected fruits of their exercise of the corporate suffrage. KCPL's efforts to "restructure" its proposed merger with UtiliCorp will also deny its shareholders other rights provided by Missouri law, including "dissenter's rights" as provided by Mo. Rev. Stat. ss. 351.405, which requires those shareholders who object to a merger to be paid fair value in cash for their stock.


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              Western Resources, Rives and Other KCPL Shareholders
             Will Suffer Irreparable Injury Absent Injunctive Relief

     25. Western Resources and Rives have no adequate remedy at law and will suffer irreparable harm if KCPL is permitted to proceed with a special meeting and consummate a merger with UtiliCorp without subjecting the transaction to a two-thirds vote. Rives and the other shareholders will be harmed because their voting rights under Missouri statute are being altered, undermined and diluted. Western Resources, as a competing offeror, will be forced to the expense and distraction of conducting a proxy contest in which the ultimate vote is illegal, and frustrated in its efforts to acquire KCPL by a merger approved by an illegal vote.

     26. KCPL will not be harmed in any way by the issuance of a preliminary and permanent injunction to prohibit KCPL from proceeding with the transaction proposed by the Revised Merger Agreement because KCPL will merely be required to comply with Missouri law. Further, KCPL and UtiliCorp cannot consummate the merger pending regulatory approval which, if granted, would occur sometime in mid-1997.

     27. The public interest will be served by the issuance of the requested injunctive relief in that the relief would protect, among other things, the rights of KCPL's shareholders from being wrongfully denied by KCPL.

     28. KCPL's purpose in entering into the Revised Merger Agreement was to avoid having to obtain approval of the proposed business combination with UtiliCorp from the holders of two-thirds of its outstanding shares.

     29. There exists a present case or controversy between KCPL, on the one had, and Western and Rives, on the other hand, regarding the Revised Merger Agreement, the acts by


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KCPL lending to its execution and the transaction contemplated by the Revised
Merger Agreement.

     30. On information and belief, KCPL's board of directors has unanimously approved both the Revised Merger Agreement and the proposed transaction which renders futile any demand by Rives upon KCPL's board of directors to rescind the Revised Merger Agreement and desist from the contemplated transaction.

                       COUNT I (Violation of Missouri Law)

     31. Western Resources and Rives repeat and reallege paragraphs 1 through 30 as if fully stated herein.

     32. The transaction contemplated by the Revised Merger Agreement would accomplish a merger without being subject to the two-thirds vote of outstanding shares contemplated by ss. 351.425 of the Missouri BCL.

     33. KCPL adopted the revised merger structure merely to avoid compliance with Missouri law.

     34. The transaction contemplated by the Revised Merger Agreement violates Missouri law.

                       COUNT II (Breach of Fiduciary Duty)

     35. Western Resources and Rives repeat and reallege paragraphs 1 through 34 as if fully stated herein.

     36. KCPL acts through its board of directors, which in turn, owes fiduciary duties to Rives and KCPL's other shareholders.


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     37. As set forth above, KCPL's board abrogated their fiduciary duties to shareholders when it became apparent in the days leading up to May 22 that the Original Merger Agreement with UtiliCorp would not obtain the required two-thirds approval of KCPL shares.

     38. In an effort to save its preferred deal with UtiliCorp, KCPL sacrificed its shareholders' voting rights by entering into the Revised Merger Agreement and purporting to accomplish the Merger with approval of a minority of outstanding shares rather than the two-thirds vote required by Missouri law.

     39. These actions by KCPL constitute an unlawful and inequitable manipulation of KCPL's corporate machinery in order to interfere with shareholder voting rights and Western Resources' efforts to defeat the Merger and acquire KCPL.

     40. By reason of the foregoing conduct, KCPL has breached its fiduciary duties to KCPL's shareholders, including defendant Rives. KCPL has no lawful motive or justification for the conduct heretofore alleged.

                                PRAYER FOR RELIEF

     WHEREFORE, Western Resources and Rives request judgment as follows:

         (a) Dismissing the Complaint with prejudice;

         (b) Declaring that the Revised Merger Agreement is a "plan of merger or consolidation" under Missouri General and Business Corporation Law ss. 351.425 and, thus, requires "the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote;"


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         (c) Declaring that KCPL, through its directors' actions, breached fiduciary duties to KCPL shareholders by proceeding with a plan designed to consummate the Revised Merger Agreement based on less than a two-thirds shareholder vote;

         (d) Enjoining KCPL, preliminary and permanently, from proceeding with a special meeting at which a vote would be held on the issuance of shares in connection with the Revised Merger Agreement until this Court determines the number of votes necessary for approval of that issuance of shares;

         (e) Enjoining KCPL preliminary and permanently, from consummating the Merger with UtiliCorp unless KCPL receives a vote in accord with the requirements of Missouri BCL ss. 351.425; and

         (f) Awarding Western Resources and Rives costs and disbursements of this action and such other and further relief as the Court deems just and proper.


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                               STINSON, MAG & FIZZELL, P.C.

                               By  /s/ Lawrence M. Berkowitz
                                   -------------------------------------
                                   Lawrence M. Berkowitz        MO 20752
                                   Kurt D. Williams             MO 36957
                                   1201 Walnut Street
                                   Kansas City, Missouri 64106
                                   816-842-8600

                               Attorneys for Defendants Western Resources, Inc. and Robert L. Rives

John L. Hardiman, Esq.
Tariq Mundiya, Esq.
SULLIVAN & CROMWELL
125 Broad Street
New York, New York 10004-2498
Attorneys for Western Resources, Inc. and
Robert L. Rives

John Rosenberg, Esq.
Richard D. Terrill, Esq.
WESTERN RESOURCES, INC.
818 Kansas Avenue
P.O. Box 889
Topeka, Kansas 66601
Attorneys for Western Resources, Inc.


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                             CERTIFICATE OF SERVICE

         I HEREBY CERTIFY that a copy of the foregoing was sent via facsimile and first class mail this 20th day of June, 1996, to:

         David F. Oliver
         Bryan Cave LLP
         3500 One Kansas City Place
         1200 Main
         Kansas City, Missouri 64105

         and

         Steven J. Rothschild
         R. Michael Lindsey
         Skadden, Arps, Slate, Meagher & Flom
         One Rodney Square
         P.O. Box 636
         Wilmington, Delaware 19899
         Attorneys for Plaintiff.

         Michael E. Waldeck
         Niewald, Waldeck & Brown
         4100 One Kansas City Place
         1200 Main Street
         Kansas City, Missouri  64105
         Attorneys for Intervenor Defendant

                                            /s/ Lawrence M. Berkowitz
                                            -------------------------------
                                            Attorneys for Defendants


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